SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated December 15, 2010.

Document 1

For Immediate Release	December 15, 2010
SONDE RESOURCES CORP.  ANNOUNCES APPOINTMENT OF A NEW DIRECTOR

CALGARY, ALBERTA--(Marketwire December 15, 2010) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) is pleased to announce the appointment of Mr. Jack W. Schanck as a Director of Sonde.

Jack W. Schanck

Mr. Schanck has over 35 years of experience in the US, Canadian and international oil and natural gas industries, as a geologist and manager.

During the first 23 years of his career, Mr. Schanck was with Unocal and held positions of Vice President Worldwide Exploration; Group Vice President International Exploration and Production, a business with a capital budget of nearly $1 billion; and, for three years, was President of Unocal Canada.  Post-Unocal, Mr. Schanck was President and Chief Executive Officer of both private and publicly held exploration and production companies including Samson Investment Company (“Samson”) for five and a half years from 1999 to 2005.  Under his purview, Samson was based in the US with offices in Canada, Venezuela and Russia. From 2007 to 2009, Mr. Schanck was the Managing Partner of Tecton Energy (“Tecton”), following the merger of SouthView Energy and Tecton. Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners.

Mr. Schanck takes pride in building high-performing teams. Mr. Schanck will bring to Sonde an exemplary performance record and a reputation of achievement and success in Canada, the United States and internationally.

Mr. Schanck is a Director of Penwest Petroleum formally Penwest Energy Trust and, for the past eight years, has maintained a residence in Canmore, Alberta.  Mr. Schanck has both Bachelors and Masters Degrees in Geology.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located in Western Canada, offshore Trinidad and Tobago and Tunisia and Libya.  See Sonde Resources’ website at www.sonderesources.com to review further detail on Sonde Resources’ operations.

For Further Information Please Contact:
Sonde Resources Corp.
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	December 16, 2010	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary